ROPES & GRAY LLP

PRUDENTIAL TOWER

800 BOYLSTON STREET

BOSTON, MASSACHUSETTS 02199

Phone: 617-951-7000

Fax: 617-951-7050

November 23, 2011	Adam M. Schlichtmann
617-951-7114
Adam.Schlichtmann@ropesgray.com

BY EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Blackstone Alternative Alpha Master Fund (the “Fund”) (File No. 811-22635)

Ladies and Gentlemen:

We are filing today via EDGAR a Registration Statement on Form N-2 pursuant to the Investment Company Act of 1940, as amended, on behalf of Blackstone Alternative Alpha Master Fund, a Massachusetts business trust.

If you have any questions or need any clarification concerning the foregoing or this transmission, please call the undersigned at (617) 951-7114.

Very truly yours,

/s/ Adam M. Schlichtmann

Adam M. Schlichtmann

Enclosures

cc:	Scott Sherman, Esq., Blackstone Alternative Asset Management L.P.

James E. Thomas, Esq.